Exhibit 1


























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BVR
B.V.R. SYSTEMS (1998) LTD.



BUSINESS NEWS



      BVR'S AMOS FLIGHT TRAINER SIMULATORS FOR ISRAELI AIRFORCE OPERATIONAL
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                           System Declared a Success


           ROSH HA'AYIN, ISRAEL - JANUARY 22, 2002 - BVR SYSTEMS (1998) LTD. (NASDAQ:BVRS), a diversified world leader in advanced military training and simulation systems, today announced the successful commissioning of its AMOS trainer simulator for the Israeli Air Force (IAF). The three flight simulators delivered under this project were declared operational for the training, testing and screening of Israel's flight cadets by the IAF Flight Academy.

           BVR Systems' Chief Executive Officer Yoel Katzir commented that BVR is honored to play an integral role in the screening of potential pilots for one of the most advanced airforces in the world. "The success of this contract reinforces BVR's position as a leading supplier of simulation and training systems to the Israeli Defense Forces."

           During the commissioning ceremony, a commander from the IAF Flight Academy commented that the upgrade to the AMOS trainer simulator system represents significant progress in its critical process of screening flight cadets. The upgraded system broadens and enhances the ability to screen for more characteristics, while facilitating the screening process. It enables the cost-effective and convenient screening and testing of pilot cadets in a user-friendly environment while saving time.

           The program included an upgrade of the existing Fouga Magister ("Tsukit") aircraft flight trainer developed by BVR and the delivery of two new additional simulators. An upgrade to the software and simulation analysis in conjunction with the installation of a PC-based statistical package, an instructor operator station, mission debriefing capabilities, and the ability to create hypothetical scenarios were supplied as well.



Mr. Katzir declared that the project has achieved all of its goals and was delivered on time to the satisfaction of the Israeli Air Force Academy. "The success of this project illustrates the potential for this kind of simulator to be cost-effectively customized for screening in other areas of defense," he added.


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BVR SYSTEMS (1998) LTD., ESTABLISHED IN 1998 AS AN INDEPENDENT SPIN-OFF, IS A
WORLD LEADER IN ADVANCED DEFENSE TRAINING AND SIMULATION SYSTEMS. THE COMPANY IS PART OF THE ELISRA GROUP AND OFFERS HIGHLY EFFICIENT, COST EFFECTIVE SOLUTIONS TO THE SIMULATION, TRAINING AND DEBRIEFING NEEDS OF MODERN AIR, SEA AND GROUND FORCES. FOR MORE INFORMATION VISIT THE COMPANY'S WEB SITE AT HTTP://WWW.BVRSYSTEMS.COM.

(This press release contains forward-looking statements with respect to the Company's business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of BVR Systems Ltd. only, and are subject to risk and uncertainties, including but not limited to the changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.)


       CONTACTS:

MIMI FUCHS                                 RACHEL LEVINE AND MARILENA LAROSA
BVR Systems (1998) Ltd.                    The Anne McBride Company, Inc.
Tel. 011-972-3-900-8000..                  Tel. 212-983-1702









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